UNITED STATES
                      SECURITIES AND EXCHANGE COMMISION
                            Wasington, DC 20549


                              Form N-8A


                     NOTIFICATION OF REGISTRATION
    FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940



The undersigned investment company hereby notifies the Commision that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with notification of registration submits the following information:

Name: The Medical Fund and the Cure for Cancer, Inc.

Address of Principle Business Office:
(No.& Street, City, State, Zip Code0

344 Van Buren St., North Babylon, NY, 11704

Telephone Number: 516-344-5326

Name and Address of agent for service process:
Bruce P. Abel, 282 Snedecor Ave, Bayport, NY, 11705

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Cat of 1940 with the filing of N-8A: NO.


Signatures:

Pursuant to the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the town of Babylon and the State of New York on the 20th day of April 1999.



                               (SEAL)



               The Medical Fund and the Cure for Cancer, Inc.


By: Bruce P. Abel
    President

Attest: James G. Doyle
        Seceratary